FOR IMMEDIATE RELEASE


                  AMES DEPARTMENT STORES, INC. COMPLETES TENDER
                  ---------------------------------------------
                            FOR HILLS STORES COMPANY
                            ------------------------


Rocky Hill, Conn., December 31, 1998 -- Ames Department Stores, Inc. (NASDAQ:AMES), the nation's largest regional discount retailer, announced today that it has acquired an aggregate of approximately 80 percent of the common and preferred stock of Hills Stores Company through its tender offer, which expired yesterday.

Ames also announced that approximately 74 percent of the $195 million outstanding principal amounts of Hills' 12 1/2 percent Senior Notes due 2003 were tendered and accepted for payment in the Ames tender offer for the Notes, which also expired yesterday. The previously announced 85 percent minimum condition for the note tender was waived.

Ames expects to consummate the acquisition of the remaining shares of common and preferred stock of Hills by merger following compliance with applicable securities law requirements.

Ames is a full-line discount retailer, offering a broad range of merchandise categories including family apparel, housewares, domestics, electronics, ready-to-assemble and patio furniture, jewelry, craft and pet supplies, health and beauty care items, stationery, sporting goods, toys, seasonal products and more.

                                      # # #


CONTACTS:
Lynn Riemer
Director of Corporate Communications
Ames Department Stores, Inc.
(860) 257-5317

Owen Blicksilver
Managing Director
Dewe Rogerson Inc.
212-419-4283





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